UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

CARLISLE COMPANIES INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	1-9278	31-1168055
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

11605 North Community House Road, Suite 600, Charlotte, North Carolina 28277

(Address of principal executive office, including zip code)

Michael Roberson, Esq.  (704) 501-1120

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Company has filed a Conflict Minerals Report, which appears as Exhibit 1.02 hereto and is publicly available at www.carlisle.com.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

June 2, 2014	Carlisle Companies Incorporated

	By:	/s/ Steven J. Ford
Name: Steven J. Ford
Title: Vice President and Chief Financial Officer